Exhibit 99.1

For Immediate Release

BESRA ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID (BUY-BACK PROGRAM)

Toronto, February 7, 2013 – BESRA (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FRANKFURT:OP6) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to be transacted through the facilities of the TSX. The Company also filed a buy-back announcement with the Australian Securities Exchange (collectively, with the normal course issuer bid, the “Buy-Back Program”).

Pursuant to the terms of the Buy-Back Program, Besra may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable. The current intention of the Company’s board of directors is to purchase approximately 25,000,000 shares pursuant to the Buy-Back Program being 7.8% of the Company’s public float. Purchases will be subject to a daily maximum of 48,906 shares representing 25% of the average daily trading volume of 195,624 shares for the six months ended January 31, 2013, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Besra will initiate purchases at different times starting on or after February 11, 2013, and ending no later than February 10, 2014.

The Company maintained a buy-back program from December 1, 2011 through November 30, 2012 purchasing 1,050,000 shares over the facilities of the TSX at a weighted average price per share of CAD$0.35 and 1,307,679 shares over the facilities of the ASX at a weighted average price per share of AUD$0.34.

As of January 31, 2013, the Company had 378,781,186 common shares issued and outstanding of which 320,111,482 common shares were in the public float, determined in accordance with TSX rules.

John Seton, Chief Executive Officer said, “Besra’s low share price does not accurately reflect the value of the Company’s assets or its future prospects, therefore, a share buy-back program makes good business sense and delivers value to our existing shareholder base for so long as the share price remains, in the Company’s opinion, significantly undervalued”.

Besra has appointed Paradigm Capital Inc. as its representative broker for purposes of the Normal Course Issuer Bid and D2MX Pty Ltd. for purchases on the ASX.

A copy of the Company’s notice of intention filed with the TSX may be obtained by any shareholder without charge by contacting the Company’s Vice-President, Investor Relations at the number below.

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion June 2013).

BESRA GOLD INC.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525
F: (416) 572-4202
TF: 1-888-902-5522
TF: 800-308 - 602 (Australia)

info@besra.com
www.besra.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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